UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: October 19, 2010
	By:	/S/ ALEXANDER IZOSIMOV
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VIMPELCOM LTD.

Claude Debusseylaan 15, 1082 MC Amsterdam, the Netherlands

UKRAINIAN ANTI-MONOPOLY COMMITTEE CONFIRMED ITS PRIOR APPROVAL

OF VIMPELCOM-KYIVSTAR TRANSACTION

Amsterdam (October 19, 2010) - “VimpelCom Ltd” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, today announced that the Ukrainian Anti-Monopoly Committee has confirmed its prior approval of the transaction to combine OJSC VimpelCom and Kyivstar GSM under VimpelCom Ltd. This approval will permit VimpelCom Ltd. to integrate its operations in Ukraine, creating a strong platform for future growth and realization of synergies in the Ukrainian market.

On October 5, 2009 Altimo and Telenor decided to combine their ownership in OJSC VimpelCom and Kyivstar under a new company, VimpelCom Ltd. On February 09, 2010 VimpelCom Ltd. launched the exchange offer which received overwhelming support from the market with approximately 97% of OJSC VimpelCom common shares being exchanged in the transaction. On April 21, 2010 the exchange offer was completed. However, on April 22, 2010 the Ukrainian Anti-Monopoly Committee decided to suspend their approval of the transaction.

Jo Lunder, the Chairman of VimpelCom, commented: “I am very pleased that today the Ukrainian Anti-Monopoly Committee confirmed its prior approval of the transaction combining OJSC VimpelCom and Kyievstar. This marks the completion of the transaction that created VimpelCom Ltd., headquartered in Amsterdam. Part of the strategy behind that transaction was to build a platform for diversified growth. The recent signing of the agreement by VimpelCom Ltd to combine with Weather, which was unanimously approved by the VimpelCom Ltd. Board, marked a key milestone in the further development of VimpelCom Ltd. Indeed we have certain conditions precedent to closing, however we remain committed to the transaction and believe it creates a strong potential for growth and value creation. As for Algeria, we understood the challenges when we signed the agreement with Weather and we will continue to work towards an amicable solution between Djezzy and the Algerian Government.”

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as statements concerning VimpelCom’s ability to realize synergies from the integration of its Ukrainian operations. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the realization of synergies, including the possibility that expected benefits may not materialize and that the Company is unable to successfully implement its integration strategy. If such risks or uncertainties materialize or the underlying assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom with the SEC, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 (0)20 3012240 (Amsterdam)	Tel: +1 617 897 1533
Tel: + 7 495 974-5888 (Moscow)
Investor_Relations@vimpelcom.com	mateo.millett@fd.com